SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement  |  Lisbon  |  4 November 2014

Clarification to the Market disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the clarification to the market disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Rio de Janeiro, November 3, 2014.

BM&FBOVESPA S.A. — Securities, Commodities and Futures Exchange

Corporate Oversight Superintendence

Attn.:                 Nelson Barroso Ortega
Corporate Oversight Superintendence

CC:

Brazilian Securities and Exchange Commission

Attn.:                 Fernando Soares Vieira
Corporate Relations Superintendence
Waldir de Jesus Nobre
Market and Intermediary Relations Superintendence

Ref.: Official Letter 3356/2014-SAE

Dear Sirs,

Oi S.A. (hereinafter “Oi” or the “Company”) hereby presents the following clarifications in response to the Official Letter 3356/2014-SAE (the “Official Letter”), received by Oi, regarding the news article published in the Brazilian newspaper Folha de São Paulo on October 31, 2014, entitled “Claro, Vivo and Oi close deal to purchase TIM (Claro, Vivo e Oi fecham acordo para comprar TIM).”

In response to the Official Letter, the Company reiterates that it engaged Banco BTG Pactual S.A. (“BTG Pactual”) to act as the Company’s agent to develop viable structure and funding alternatives that would enable the Company to be a leading player in the consolidation of the Brazilian telecommunications sector, particularly to develop a viable proposal for the acquisition of the shares of TIM Participações S.A. held by Telecom Italia (the “Transaction”). For this purpose, BTG Pactual has been engaged in conversations with third parties with regard to a possible Transaction.

The Company also clarifies that having discussions with other market participants that may be interested in the Transaction is one of BTG Pactual’s roles as the Company’s agent in the Transaction.

Nevertheless, the Company clarifies that, to date, there has been no understanding or agreement with respect to the Transaction’s structure, and no documents or proposals to enter into a Transaction have been signed.

With respect to its assets in Portugal, the Company confirms that it received a firm offer from Altice S.A. on November 2, 2014 to purchase certain assets of PT Portugal SGPS, S.A. related to its operating activities, as disclosed in the Material Fact dated November 3, 2014. The offer has been delivered to Oi’s board of directors, which will analyze the terms and make a decision.

A copy of the Official Letter received by the Company is attached to this response.

Regards,

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

From: GRE [mailto:Gre@bvmf.com.br]

Sent: Friday, October 31, 2014 10:25

To: Oi IR

Cc: ‘SEP’; ‘GEA-1’; ‘GEA-2’; ‘GEA-3’; ‘GEA-4’; ‘GEA-5’; drawet@cvm.gov.br

Subject: Official Letter 3356/2014-SAE - Oi

October 31, 2014

OFFICIAL LETTER 3356/2014-SAE

Attn.:

BAYARD DE PAOLI GONTIJO

Investor Relations Officer of

OI S.A.

RE: Request for clarifications regarding news article

Dear Sirs,

We request clarification by November 3, 2014 regarding the news article published in the Brazilian newspaper Folha de São Paulo on October 31, 2014, entitled “Claro, Vivo and Oi close deal to purchase TIM (Claro, Vivo e Oi fecham acordo para comprar TIM),” as well as other information considered material.

We inform you that this request is within the framework of the Cooperation Agreement signed by the CVM and BM&FBOVESPA on December 31, 2011, and that non-compliance may result in a punitive fine imposed by the Corporate Relations Superintendence of the CVM, subject to the terms of CVM Instruction No. 452/07.

Regards,

Nelson Barroso Ortega

Corporate Oversight Superintendence

CC:

Brazilian Securities and Exchange Commission

Fernando Soares Vieira

Corporate Relations Superintendence

Waldir de Jesus Nobre

Market and Intermediary Relations Superintendence

This company’s response shall be submitted exclusively through the IPE System, under the category Material Fact or the category Notice to the Market; under the subcategory Clarifications on CVM/BOVESPA Queries; and under the subject News published in the media, which will simultaneously file with the BM&FBOVESPA and the CVM.

To assist the market in understanding this filing, the response shall include the above content transcribed before this company’s response.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.